Exhibit 99.2

A2Z Smart Technologies Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2022

(Expressed in U.S. Dollars)

November 14, 2022

1

The following Amended Management’s Discussion and Analysis (“MD&A”) for A2Z Smart Technologies Corp (“A2Z” or the “Company”) is prepared as of November 14, 2022 and relates to the financial condition and results of operations of the Company for the three and nine months ended September 30, 2022. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2021, and with the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2022, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

All amounts are presented in United States dollars (“USD” or “$”), the Company’s presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

COMPANY OVERVIEW AND DESCRIPTION OF THE BUSINESS

The Company was incorporated on January 15, 2018, under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company’s common shares (the “Common Shares”) are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “AZ”, and in the United States on Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol “AZ”.

The Company is an innovative technology company specializing in the application of the Company’s existing military and civilization technology for supermarket “smart carts” (the “Cust2Mate Carts”). The Company has three main business lines: (i) the development and commercialization of retail automation solutions, in particular for large grocery stores and supermarkets, including the Cust2Mate Carts (the “Cust2Mate Products”); (ii) manufacturing of precision metal parts (following the acquisition of a new subsidiary, as outlined in further detail below); and (iii) the provision of maintenance services utilizing the application of advanced engineering capabilities and the production of unmanned remote-controlled vehicles and energy power packs for the Israeli military (the “Military and Civilian Products”). The Company owns a patent for a Fuel Tank Inertia Capsule System (“FTICS”) technology and a vehicle device cover for the military and civilian automotive industry (collectively, the “Automotive Products”), however, these product developments are currently on hold.

Historically, the Company’s revenues were principally generated from the maintenance services that are provided to the Israeli military/security market. The Company’s products, which have historically been sold to the Israeli military/security markets, include unmanned remote-controlled vehicles of various sizes and capabilities designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs, all of which are fully commercialized for military use. It was on this basis that the Company filed its filing statement dated November 28, 2019 (the “Filing Statement”).

During 2020, in line with stated objectives disclosed in the Filing Statement, the Company began to rapidly adapt its existing technology and know-how for the civilian markets, including the development of its Cust2Mate Products. This was in addition to the continuation of the Company’s existing sales to the Israeli military/security markets. The expansion into the civilian markets led to significantly increased expenditures which the Company was able to finance through a series of equity raises in 2020 and 2021. The Company has not, and does not intend to, export any military or defense related technology and accordingly, no approvals are required.

2

In 2022, the Company continues to focus its attention on its Cust2Mate Products division and aims to become the leading mobile checkout system in the international market, providing the optimum solution which simultaneously meets the needs of both shoppers and supermarket retailers. Due to this shift in the Company’s business focus, adaption of certain of its military-grade products and know-how to the civilian market, and the development of the Company’s Automotive Products, will be completed at a slower place than was anticipated at the time of the Filing Statement.

The Company will continue to sell its Military and Civilian Products in Israel only. However, the focus has shifted towards the civilian applications as previously disclosed. The military division of the Company is self sustaining financially. It provides a steady base for the Company’s operations and the Company intends to maintain this operation.

However, to the extent that future research, development and marketing expenditures are concerned, the Company currently intends on investing the majority of its resources in the smart cart industry. The Company currently believes its current technological and operational capabilities are most effectively focused on growing the Company’s position in the smart cart industry.

During the first quarter of 2022, the Company completed the acquisition of 100% of the shares of Isramat, a privately held Israeli company. This acquisition vertically integrates certain manufacturing capabilities for the production of the Cust2Mate Products, such as precision metal fabrication of parts, while complementing existing contract manufacturing partnerships with Flex and Acromatis to support the Company’s growth.

Cust2Mate aims to generate orders of several thousand of the Cust2Mate Carts in 2022, with a target of tens of thousands in 20231. The penetration strategy is to run several pilots of 10-15 Cust2Mate Carts used by shoppers in selected customer stores for a period of 30-60 days, full integrated with the store’s software. The pilots will be full subsidized for strategic retailers and paid for by other customers.

Cust2Mate is currently running six pilots, with one store per pilot. To the extent that all these pilots are successful, this would translate to initial purchase orders of approximately 5,000 Cust2Mate Carts2. As of the date of this report, Cust2Mate has completed one pilot project with Yochananof, which following completion, became a US$10 million purchase order.

Pilot Project Phases

As part of our strategy for proof-of-concept implementation, the Company’s wholly owned subsidiary, Cust2Mate Ltd. (“Cust2Mate”) will follow a multi-phase pilot project evaluation process:

1.	Discovery: Conduct a GAP analysis workshop to review, discuss, and analyze customer business and requirements, which is key for the pilot’s success. Resources allocated by Cust2Mate for this phase include a project manager, product manager, and technology expert. The estimated time to complete the discovery stage is approximately 2 weeks.

1 This forward-looking statement is based on the following material factors and assumptions: (i) historic sales of 1,000 Cust2Mate Carts to Yochananof which can be extrapolated into projected sales for the remainder of fiscal 2022 and the entirety of fiscal 2023; (ii) the Company will convert 50% of its pilot programs into roll-outs based on past performance; and (iii) market conditions remain the same.

2 See footnote 1.

3

2.	Integration: Together with customer, conduct remote integration into the retailer’s store systems. The estimated time to complete the integration stage is approximately 10 weeks.

3.	Initial evaluation: The customer, with the full support of Cust2Mate, will conduct an initial evaluation test in the customer’s labs. The evaluation test will be planned and scheduled based on the customer’s processes. This is the final testing phase before the pilot. The estimated time to complete the initial evaluation stage is approximately 2 weeks.

4.	Pilot: The customer, with the full support of Cust2Mate, will implement the solution in a single pilot store, for a period of ~30 days and will include ~12 Cust2Mate Carts. The estimated time to complete the pilot stage is approximately 1-2 months.

5.	Roll Out: Following the successful completion of the pilot, rollout for the entire chain will replace at least 30% and up to 80% of the current cart fleet.

The following table details the status of each of the Company’s current pilot programs as of the date of this report:

Supermarket name	Numbers of Cust2Mate Carts in pilot	Length of pilot	Current Status
Yochananof	57 Carts	90 days	Roll-out
Evergreen	12 Carts	90 days	Phase 4
Morton Williams	10 Carts	30 days	Phase 3
Chedraui	12 Carts	60 days	Phase 4
Singapore Retail Chain Retailer	12 Carts	60 days	Phase 3
Thailand Retail chain	25 Carts	60 days	Phase 1
Migros	10	60 days	Phase 1
2nd Thailand Retail chain	Nil	45 days	Signed agreement pending
Carrefour	12	45 days	Signed agreement pending

With its development of its Automotive Products and Military/Civilian Products on hold in order to focus on the development of its Cust2Mate Products, the Company does not currently have any pilot programs for any Automotive Products or Military/Civilian Products.

BUSINESS DEVELOPMENTS DURING THE PERIOD

On February 3, 2022, the Company announced it has completed the acquisition of all the outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts. In connection with closing of the acquisition, the Company paid NIS 2,800,000 (approximately $879 thousand) in cash and issued the shareholders of Isramat 273,774 Common Shares at a deemed price per share of $7.6311.

On February 10, 2022, the Company announced that it has launched a pilot program for its Cust2Mate smart carts with Chedraui, the third largest retailer in Mexico, operating more than 250 stores as well as operating stores in California, Arizona, New Mexico, and Nevada under the name “El Super”. The pilot has reached the user acceptance test phase and is expected to be completed in by the end of the 2022

On February 23, 2022, the Company announced that it has signed a partnership agreement with Cardknox, a Fidelity Payments company and leading developer-friendly omnichannel payment platform for the integration of its seamless payment solutions to the Cust2Mate smart cart. Cardknox’s technology is already integrated into Cust2Mate’s smart cart and is fully operational.

4

 On March 15, 2022, the Company announced that its Cust2Mate smart cart platform received National Measurement Office (“NMO”) certification for its Legal For Trade weighing system. The certification, which was issued by NMO in accordance with measuring instruments regulations, qualifies the Cust2Mate scale platform for use of all forms of world-wide weight measurements and currencies.

On May 11, 2022, the Company announced that Cust2Mate received an order for additional Smart Carts from Yochananof for an aggregate of US$10 million, including the receipt of a US$1.75 million down payment. The remaining balance will be paid upon delivery of the carts which will occur on an ongoing basis by October 31, 2022. Yochananof has committed to rolling out Cust2mate smart carts in all its stores in Israel. As of September 30, 2022, the Company has delivered to Yochananof 167 Smart Carts.

On May 16, 2022, the Company announced that it has launched a pilot program for its Cust2Mate smart carts with NTUC FairPrice Co-Operative (“FairPrice”), the largest supermarket chain in Singapore, operating more than 230 stores.

On May 31, 2022, the Company announced that it has entered into a partnership agreement with Accenture Italy (“Accenture”) to increase the brand recognition and expand the market presence of the Cust2Mate Smart Cart Platform in Europe. Accenture is a global IT company with a strong presence in the retail tech space.

On July 12, 2022, the Company announced that it has entered into an agreement with STCR Business Systems, Inc. to facilitate the adoption of Cust2Mate Smart Carts in retailers across the US and Caribbean.

STCR is a Toshiba and LOC POS integrator and service provider with over 55 years in business. STCR will actively market Cust2Mate Smart Carts to its partners and customers across the US and Caribbean, supporting the continued rollout of Cust2Mate’s innovative platform.

On August 1, 2022, the Company singed agreement with Migros Turkey about new pilot projects. The pilot is expected to start by the end of the year. Migros is a large retailer with about 2,500 branches in Turkey.

On September 12, 2022, the Company announced that has launched a pilot program for its Cust2Mate smart carts with The Mall Group, one of Thailand’s premier mall operators.

On November 2, 2022, the Company announced that it has closed, in escrow, the issuance of 2,978,337 units (“Units”) at a price per Unit of US$1.35 (CAD$1.86), for gross proceeds of US$4,020,750. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,489,169 Warrants will be issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.04 (US$1.50), will result in the issuance of an additional 1,489,169 common shares.

On November 10, 2022, Yochananof and the Company signed an agreement pursuant to which, Yochananof paid NIS 6 million ($1.7 million) in advance of the delivery of 223 smart carts to be delivered before December 2022. This is in addition to the 185 smart carts already delivered and the NIS 5 million ($1.4 million) already received. The Company will continue to be paid NIS 6 million in advance of each shipment of 223 smart carts, which the Company anticipates will be supplied every 75 days.

EQUITY ISSUANCES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND THROUGH TO THE DATE OF THIS REPORT

●	During the period between January 1, 2022, through to the date of this report the Company issued 746,828 Common Shares in respect of 630,161 warrants and 116,667 share options that were exercised for total gross proceeds of $1,585 thousand.

●	On February 3, 2022, the Company issued 273,774 Common Shares to the shareholders of Isramat in connection with the closing of the Isramat acquisition.

●

On February 11, 2022, the Company issued 74,985 Common Shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which Common Shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

●	On November 8, 2022, the Company issued 2,978,337 Common Shares to investors in respect of a private placement for gross proceeds of $4,021 thousand.

5

Prior Use of Proceeds Disclosure

The table below describe the difference between the Company’s anticipated use of proceeds from private placements completed since the date of the Filing Statement, as disclosed in news releases dated January 30, 2020, November 16, 2020, December 29, 2020, April 9, 2021 and June 3, 2021 (the “Private Placements”). The table shows the amounts actually spent for the period from November 28, 2019 (being the date of the Filing Statement) to September 30, 2022, The Company notes the below variances do not have a material impact on the Company’s ability to achieve its business objectives and milestones.

In December 2019, following the Filing Statement, the Company’s business shifted to adapt its existing technology and know-how for the civilian markets, including the development of its Cust2mate Cart. This was in addition to the continuation of the Company’s existing sales to the Israeli military/security markets. The expansion into the civilian markets led to significantly increased expenditures which the Company was able to finance through the Private Placements. As at the date hereof, the business objectives and milestones that the Company outlined in its Filing Statement, have been completed without any additional spend and are no longer applicable to the ongoing business of the Company.

	A	B
Use of Available Funds	Previous Disclosure Regarding Use of Proceeds (USD)	Previous Disclosure Regarding Use of Proceeds (USD)
Filing Statement(1)
Commission relating to the Concurrent Private Placement	$27,000	$27,000 (already spent)
Costs related to the Qualifying Transaction	$77,000	$77,000 (already spent)
General and administrative(2)	$670,000	$670,000 (already spent)
Research and development expenses	$121,000	$121,000 (already spent)
2020 and 2021 Financings – Integration and Growth of Cust2mate Business(3)
Military/Civilian Products
Launch sales of Military and Civilian Products to the marketplace in Israel	-	-
Launch sales of Military and Civilian Products to the marketplace outside of Israel	-	-
Growth of Military and Civilian Product sales	-	-
Cust2Mate Products
Successful integration of the Cust2mate business	$5,214,000	$5,214,000 (already spent)
Continued research and development of Cust2mate Products and Automotive Products(4)(5)	$11,156,000	$8,590,000 (already spent)

6

	A	B
Use of Available Funds	Previous Disclosure Regarding Use of Proceeds (CAD)	Previous Disclosure Regarding Use of Proceeds (USD)
Completion of four pilots of the Cust2mate Products	$769,000	$769,000 (already spent)
Production costs to grow sales of the Cust2mate Products(6)	N/A	-
Sales and Marketing and General and administrative(7)	N/A	-
Total use of funds	$20,114,000	$15,468,000
Unallocated working capital	$998,000	$998,000
TOTAL:	$21,112,000	$16,466,000

Notes:

(1) Based on the Company’s stated objectives at the time of the Filing Statement.

(2) As disclosed in the Filing Statement, general and administrative expenses originally were comprised of: $150,000 (investor relations and communication fees); $71,168 (office and rent); $98,684 (professional fees); $20,005 (listing, filing and transfer agent fees); $20,000 (travel); $46,068 (miscellaneous G&A); $26,316 (insurance); $36,445 (marketing); and $395,613 (salaries and consulting fees).

(3) In 2022, the Company continues to focus its attention on its Cust2Mate Products division and aims to become the leading mobile checkout system in the international market, providing the optimum solution which simultaneously meets the needs of both shoppers and supermarket retailers. Due to this shift in the Company’s business focus, adaption of certain of its military-grade products and know-how to the civilian market, and the development of the Company’s Automotive Products, will be completed at a slower place than was anticipated.

(4) The Company has decided to place on hold, the advancement the development of its Automotive Products.

The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained. See “Risk Factors”.

The expected use of proceeds represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities or incur debt to do so. As a result, management will retain broad discretion in the application of the net proceeds, and investors will be relying on management’s judgment regarding the application of the net proceeds.

The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Cautionary Note Regarding Forward-Looking Information”.

7

Additional Disclosure for Venture Issuers without Significant Revenues (in Thousands of US Dollars):

	Nine months ended
	September 30,
	2022	2021

Research and development costs	3,379	2,015
Sales and marketing costs	351	284
General and administration costs	9,418	4,220
	13,148	6,519

DISCUSSIONS OF OPERATIONS

Nine months ended September 30, 2022, compared to the nine months ended September 30, 2021

Revenues

	Nine months ended
	September 30,
	2022	2021

Advanced Engineering	1,224	1,448
Smart Carts	1,415	750
Precision Metal Parts	2,887	-
	5,526	2,198

Revenues for the nine months ended September 30, 2022, were $5,526 thousand as compared to $2,198 thousand for the nine months ended September 30, 2021. The increase is due primarily to the inclusion of revenues of Isramat ($2,887 thousand), a newly acquired subsidiary, from February 3, 2022, which provides the Company with a new operating segment – precision metal parts. Revenues from the Company’s smart cart segment for the nine months ended September 30, 2022, were $1,415 thousand as compared to $750 thousand for the nine months ended September 30, 2021. The revenues in 2021 were from a one-time transaction; revenues from the supply of smart carts started in 2022, with the delivery of the first smart carts to Yochananof, the Company’s first pilot project. Revenues from the Company’s traditional operations remain largely consistent with the nine months ended September 30, 2022.

8

While revenues from the smart cart division is currently derived from only one customer, revenues from the Company’s advanced engineering and precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the nine months ended September 30, 2022, was $4,609 thousand as compared to $988 thousand for the nine months ended September 30, 2021. The increase is due primarily to the inclusion of cost of revenues of Isramat ($2,508 thousand). Cost of revenues in the smart cart segment for the nine months ended September 30, 2022, was $1,047 thousand as compared to $nil for the nine months ended September 30, 2021.

The Company’s gross margin in the advanced engineering segment fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others. The gross margin for smart carts is nil in the prior year as there were no revenues during that period.

Research and development expenses

	Nine months ended
	September 30,
	2022	2021

Payroll and related expenses	814	506
Subcontractor and outsourced work	2,151	1,446
Other	414	63
	3,379	2,015

Research and development expenses related to the Company’s Cust2Mate product. Most of these expenses relate to outsourced software engineers that work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $3,379 thousand for the nine months ended September 30, 2022, as compared to $2,015 thousand for the nine months ended September 30, 2021. The increase is primarily due to an increase in subcontractor and outsourced work costs for the development of the Company’s Cust2Mate smart cart.

Sales and marketing expenses

Sales and marketing expenses were $351 thousand for the nine months ended September 30, 2022, as compared to $284 thousand for the nine months ended September 30, 2021.

General and administrative expenses

	Nine months ended
	September 30,
	2022	2021

Payroll and related	2,243	398
Professional fees	1,572	2,343
Share-based compensation	4,046	733
Depreciation and amortization	244	102
Rent and related expenses	320	72
Travel	164	-
Public company related expenses	136	-
Directors & officers’ insurance	175	89
Other	518	483
	9,418	4,220

9

General and administrative expenses were $9,418 thousand for the nine months ended September 30, 2022, as compared to $4,220 thousand for the nine months ended September 30, 2021. The increase is primarily due to the increase in share-based compensation which amounted to $4,046 thousand for the nine months ended September 30, 2022, compared to $733 thousand for the nine months ended September 330, 2021. Another significant factor to the rise in general and administrative expenses is the increase in payroll which amounted to $2,243 thousand for the nine months ended September 30, 2022, compared to $398 thousand for the nine months ended September 30, 2021. The increase in payroll is mainly due to the growth of operating activities of the Company’s smart cart segment and to the inclusion of payroll expenses of Isramat ($667 thousand).

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the nine months ended September 30, 2022, was $nil as compared to a loss of $30,846 for the nine months ended September 30, 2021. The loss in 2021 relates to the increase in the value of the warrant liability as of September 30, 2022, which was subsequently charged to equity as certain warrant holders agreed to change the exercise price of the warrants to the Company’s functional currency.

Financial expenses

Financial expenses for the nine months ended September 30, 2022, were $132 thousand as compared to financial expenses of $121 thousand for the nine months ended September 30, 2021. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, revaluation of a contingent liability, and credit card charges.

Trends, demands, commitments, events or uncertainties

Current overall economic conditions together with market uncertainty and volatility may have an adverse impact on the demand for the Company’s products and services as industry may adjust quickly to exercise caution on capital spending. This uncertainty may impact the Company’s revenue.

Our financial performance, share price, business prospects and financial condition are subject to numerous risks and uncertainties, and are affected by various factors outside the control of management. Prior to making any investment decision regarding the Company, investors should carefully consider, among other things, the risks described herein and the risk factors set forth in our annual information form dated September 30, 2022 for our most recently completed fiscal year. These risks and uncertainties are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. If any of these risks occurs, our financial performance, share price, business prospects and financial condition could be materially adversely affected.

10

Three months ended September 30, 2022, compared to the Three months ended September 30, 2021

Revenues

	Three months ended
	September 30,
	2022	2021

Advanced Engineering	426	278
Smart Carts	1,208	-
Precision Metal Parts	1,015	-
	2,650	278

Revenues for the three months ended September 30, 2022, were $2,650 thousand as compared to $278 thousand for the three months ended September 30, 2021. The increase is due primarily to the inclusion of revenues of Isramat ($1,015 thousand), a newly acquired subsidiary, from February 3, 2022, which provides the Company with a new operating segment – precision metal parts, and the increase in revenues from the Company’s smart cart segment which amounted to $1,208 in the three months ended September 30, 2022, as compared to $nil thousand for the three months ended September 30, 2021.

While revenues from the smart cart division is currently derived from only one customer, revenues from the Company’s advanced engineering and precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the three months ended September 30, 2022, were $2,220 thousand as compared to $244 thousand for the three months ended September 30, 2021. The increase is due primarily to the inclusion of cost of revenues of Isramat, a newly acquired subsidiary.

The Company’s gross margin in the advanced engineering segment fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others. The gross margin for smart carts is nil in the prior year as there were no revenues during that period.

Research and development expenses

	Three months ended
	September 30,
	2022	2021

Payroll and related expenses	311	130
Subcontractor and outsourced work	745	1,431
Other	152	37
	1,208	1,598

Research and development expenses were $1,208 thousand for the three months ended September 30, 2022, as compared to $1,598 thousand for the three months ended September 30, 2021.

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Sales and Marketing expenses

Sales and Marketing expenses were $69 thousand for the three months ended September 30, 2022, as compared to $8 thousand for the three months ended September 30, 2021.

General and administrative expenses

	Three months ended
	September 30,
	2022	2021

Payroll and related	728	72
Professional fees	282	560
Share-based compensation	3,935	336
Depreciation and amortization	81	38
Rent and related expenses	61	24
Travel	37	-
Public company related expenses	25	-
Directors & officers’ insurance	88	42
Other	60	81
	5,296	1,153

General and administrative expenses were $5,296 thousand for the three months ended September 30, 2022, as compared to $1,153 thousand for the three months ended September 30, 2021. The increase is primarily due to the share-based compensation expenses in the amount of $3,935 thousand in the three months ended September 30, 2022, as compared to $336 thousand in the three months ended September 30, 2021. Another significant factor to the rise in general and administrative expenses is the increase in payroll which amounted to $728 thousand for the three months ended September 30, 2022, compared to $72 thousand for the three months ended September 30, 2021. The increase in payroll is mainly due to the growth of operating activities of the Company’s smart cart segment and to the inclusion of payroll expenses of Isramat ($266 thousand).

Gain on revaluation of warrant liability

Gain on revaluation of warrant liability for the three months ended September 30, 2022, was $nil as compared to $708 for the three months ended September 30, 2021. The gain in 2021 relates to the decrease in the value of the warrant liability as of September 30, 2021, which was subsequently charged to equity as certain warrant holders agreed to change the exercise price of the warrants to the Company’s functional currency.

Financial expenses

Financial expenses for the three months ended September 30, 2022, were $139 thousand as compared to financial expenses in the amount of $110 thousand for the three months ended September 30, 2021. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, revaluation of a contingent liability, and credit card charges.

12

REVIEW OF QUARTERLY RESULTS

(In Thousands)	30/09/2022	30/06/2022	31/03/2022	31/12/2021
Total revenues	$2,650	$1,430	$1,446	$487
Gross profit (loss)	$430	$211	$276	$(554)
Total comprehensive loss	$(6,009)	$(2,955)	$(2,919)	$(3,380)
Basic and diluted loss per share	$(0.21)	$(0.11)	$(0.09)	$(0.14)

	30/09/2021	30/06/2021	31/03/2021	31/12/2021
Total revenues	$278	$1,404	$516	$263
Gross profit	$34	$901	$275	$53
Total comprehensive loss	$(1,747)	$(4,518)	$(29,724)	$(5,997)
Basic and diluted loss per share	$(0.07)	$(0.18)	$(1.35)	$(0.21)

The loss per quarter and related net loss per share is a function of the level of activity that took place during the relevant quarter. Operating losses in the third quarter of 2022 and throughout four quarters in 2021 remained consistent. The reason for the losses is due to increased research and development expenses and general and administrative costs, largely due to the Company’s expansion ahead of expected increased revenues in future periods.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of Common Shares and securing bank loans.

The Company had an accumulated deficit of $62,095 thousand as of September 30, 2022 ($50,838 thousand as of December 31, 2021), and the Company had negative cash flows from operations of $8,069 thousand for the nine months ended September 30, 2022 (negative $6,531 thousand for the nine months ended September 30, 2021).

Working capital (In Thousands)

	September 30, 2022	December 31, 2021
Cash and cash equivalents	565	8,470
Restricted cash	79	60
Inventories	1,171	1,147
Trade receivables	2,215	857
Other accounts receivable	2,424	434
Total current assets	6,454	10,968

Short term loan and current portion of long-term loans	163	158
Lease liability	100	126
Trade payables	2,269	989
Deferred revenues	139	-
Other accounts payable	1,932	1,099
Total current liabilities	4,603	2,372

Working capital	1,851	8,596

13

Cash flow (In Thousands)

	Nine months ended September 30,
	2022	2021
Net cash used in operating activities	(8,069)	(6,531)
Net cash used in investing activities	(1,410)	(63)
Net cash provided from financing activities	2,238	8,810
Increase (decrease) in cash	(7,241)	2,216

Cash position

During the nine months ended September 30, 2022, the Company’s overall cash position decreased by $7,241 thousand as compared to increase of $2,216 thousand for the nine months ended September 30, 2021. This decrease in can be attributed to the following activities:

Operating activities

The Company’s net cash used in operating activities during the nine months ended September 30, 2022, was $8,069 thousand as compared to $6,531 thousand for the nine months ended September 30, 2021. The increase is due primarily to the increase in the research and development and general and administrative expenses for the period.

Investing activities

Cash used in investing activities for the nine months ended September 30, 2022, was $1,410 thousand as compared to $63 thousand used in investing activities during the nine months ended September 30, 2021. The increase is due primarily to the acquisition of Isramat, a newly purchased subsidiary.

Financing activities

Cash provided from financing activities for the nine months ended September 30, 2022, was $2,238 thousand, and was mainly due to the exercise of warrants in the amount of $1,377 thousand, and proceeds from receipt of loans in the amount of $1,094 thousand, offset by repayment of loans in the amount of $394 thousand. Cash provided from financing activities for the nine months ended September 30, 2021, was $8,810 thousand, and was mainly due an issuance of shares and warrants in a private placement which closed in June 2021 in the amount of $8,358 thousand.

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Capital Resources

The Company is an early-stage technology company focused on research and development of its products, and currently does not generate significant cash flows from some areas of its operations. However, following the acquisition of the Isramat during the first quarter of 2022, the Company expects to generate profits and cash flows from this segment (Isramat generated revenues during the years ended December 31, 2020, and 2021 of $5 million and $4.9 million, respectively, and profits of $500 thousand and $735 thousand, respectively).

As at September 30, 2022, the Company had an estimated positive working capital of $1.9 million including a cash balance of $565 thousand. The Company’s current financial resources are sufficient to meet its short-term liquidity requirements and to fund its operations for at least the coming 12 months, exclusive of any additional proceeds to be raised through an offering of securities. As at September 30, 2022, and assuming that no additional funds will be raised through an offering of securities, the Company will spend approximately $4,100,000 (approximately $341,000 per month) on its current operations over the 12 months ending September 30, 2023. Such expenditures will require the delay in the roll out of the next generation Cust2Mate Cart.

In addition, the Company will generate net cash of approximately $4 million following the completion of the delivery of the first purchase order from Yochananof.

On November 2, 2022, the Company announced that it has closed, in escrow, the issuance of 2,978,337 units (“Units”) at a price per Unit of US$1.35 (CAD$1.86), for gross proceeds of US$4,020,750. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,489,169 Warrants will be issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.04 (US$1.50), will result in the issuance of an additional 1,489,169 common shares.

Short-term borrowings

Short term borrowing relates to bank loans which will be repaid in over the following 12 months. The Company requires short-term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to bank loans which will be repaid after the following 12 months. Currently, the nature of cash requirements by the Company can fluctuate greatly from year to year as the Company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future.

Management of Capital

The Company’s main use for liquidity is to fund the development of its programs and working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs. The primary source of liquidity has been from financing activities to date. The ability to fund operations, to make planned capital expenditures and execute the growth/acquisition strategy depends on the future operating performance and cash flows, which are subject to prevailing economic conditions, regulatory and financial, business and other factors, some of which are beyond the Company’s control.

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The Company intends to grow rapidly and expand its operations within the next 12 to 24 months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will diminish the Company’s working capital. As such, substantial additional financing may be required if the Company is to be successful in continuing to develop its business, meet ongoing obligations and discharge its liabilities in the normal course of business. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments. The Company manages liquidity risk by reviewing, on an ongoing basis, its sources of liquidity and capital requirements. In evaluating the Company’s capital requirements and its ability to fund the execution of its business strategy, the Company believes that it has adequate available liquidity to enable it to meet its working capital and other operating requirements, and other capital expenditures and settle its liabilities for at least the next 12 months. The Company’s objective is to maintain sufficient cash to fund the Company’s operating requirements and expansion plans identified from time to time. While the Company expects to incur losses for at minimum the next 12 months, management of the Company continues to work towards the success and eventual profitability of the business.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of research and development and sales and marketing activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

The Company’s ability to access both public and private capital is dependent upon, among other things, general market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. When additional capital is required, the Company intends to raise funds through the issuance of equity or debt securities. Other possible sources include the exercise of stock options of the Company. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally. Given the nature of the Company’s business as of the date of this MD&A, and in particular, the fact that its operations are undertaken exclusively within a foreign jurisdiction, the Company may face difficulty in accessing traditional sources of financing, notwithstanding that its business operations are conducted in a regulatory environment within which the Company’s activities are neither illegal nor subject to conflicting laws.

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS WITH RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior Management, who are considered to be key management personnel by the Company.

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Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The following transactions arose with related parties: (in Thousands of US$)

	Nine months ended September 30, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of September 30, 2021
Director and CEO	$-	$784	$-	$784	$(180)
Company controlled by CEO	-	-	-	-	(448)
CFO	-	84	22	106	-
Directors	18	-	69	87	-
	$18	$868	$91	$977	$(628)

	Nine months ended September 30, 2021
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of September 30, 2021
Director and CEO	$-	$451	$-	$451	$580
CFO	-	77	51	128	(7)
Directors	14	-	16	30	-
	$14	$528	$68	$610	$573

(1)	The Company’s CEO has a consulting agreements with the Company pursuant to which he earn $71,000 per month.
(2)	The Company’s CFO has a consulting agreement with the Company pursuant to which he earn $7,000 per month.
(3)	Two non-executive directors earn directors’ fees of $1,750 per month

Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

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Liquidity Risk:

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of September 30, 2022, the Company has working capital balance of $1,851 thousand (December 31, 2021 – working capital of $8,596 thousand). The table below presents the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$2,269	$2,269	$-
Deferred revenues	$139	$139	$-
Other accounts payable	$1,932	$1,586	$346
Loans	$1,341	$163	$1,178
Lease liability	$175	$100	$75
Total	$5,856	$4,257	$1,599

Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents, trade receivables, as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel.

Market risks:

That part of the Company’s’ business of providing maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the commercialization of its products and services currently in development.

The Company’s Cust2Mate smart cart platform is new and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

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The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the new Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. The Company’s functional and presentation currency is the U.S. dollar.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are the same as at December 31, 2021:

a)	The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

b)	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

c)	Intangible assets and goodwill

Intangible assets and goodwill are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

d)	Derivative liability – Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s Common Shares and the expected life of the warrants.

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MANAGEMENTS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company. As such, we maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized, and reported within the time periods specified by the Canadian Securities Administrators rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our Chief Executive Officer and Chief Financial Officer have established that after conducting an internal review, that our disclosure controls and procedures as at September 30, 2022, are not effective.

Management’s report on internal controls over financial reporting

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining effective internal controls over financial reporting. Our internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As identified in the Company’s MD&A as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our internal controls over financial reporting as at March 31, 2022 and identified the material weakness outlined below and therefore concluded our internal controls over financial reporting were not effective. Management identified that we did not have sufficient accounting resources with relevant technical accounting skills to address issues related to the financial statement close process because of the size of the Company and its staff complement. We were also not able to sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting. This weakness will continue to be addressed in 2022.

To remediate the material weakness in our internal controls over financial reporting described above, we have initiated remedial measures and are taking additional measures to remediate this material weakness. First, we are continuing to roll out an enhanced financial and accounting system. Second, we have hired additional personnel. Third, we are strengthening our controls financial reporting, with the assistance of outside consultants, experts in the controls and procedures over financing reporting. Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS.

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 30,400,322 Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
2,658,313	Warrants	November 10, 2025	$2.02
1,366,631	Warrants	December 24, 2025	$2.02
221,100	Warrants	April 18, 2023	$8.19
1,084,562	Warrants	May 28, 2023	$8.19
1,489,169	Warrants	November 10, 2025	$1.50
543,333	Options	August 20, 2025	$1.10
40,000	Options	September 1, 2025	$1.65
33,333	Options	January 28, 2025	$2.19
50,000	Options	June 3, 2026	$6.15
16,677	Options	October 28, 2026	$5.85
900,000	Options	August 2, 2032	$2.60
300,000	Options	August 21, 2032	$2.93
8,706,119

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RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as Common Shares. The Company will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company’s existing shareholders.

Capital and Liquidity Risk

The amount of financial resources available to invest for the enhancement of shareholder value is dependent upon the size of the treasury, profitable operations, and a willingness to utilize debt and issue equity. Due to the size of the Company, financial resources are limited and if the Company exceeds growth expectations or finds investment opportunities it may require debt or equity financing. There is no assurance that the Company will be able to obtain additional financial resources that may be required to successfully finance transactions or compete in its markets on favorable commercial terms.

Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company, is available for viewing on SEDAR at www.sedar.com.

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